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                             September 2, 2022

       Jason W. Aiken
       Chief Financial Officer
       General Dynamics Corporation
       11011 Sunset Hills Road
       Reston, VA 20190

                                                        Re: General Dynamics
Corporation
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 24,
2022
                                                            File No. 001-03671

       Dear Mr. Aiken:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 24, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate to also
address how the experience of your Lead Director is brought to bear in connection with your
board   s role in risk oversight.
   2. Please expand upon the role that your Lead Director plays in the leadership of the board.
                                                        For example, please
enhance your disclosure to address whether or not your Lead Director may:

                                                              represent the
board in communications with stakeholders other than "significant shareholders," as
well as any threshold to qualify as significant;
                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.
 Jason W. Aiken
FirstName LastNameJason  W. Aiken
General Dynamics  Corporation
Comapany 2,
September NameGeneral
             2022       Dynamics Corporation
September
Page 2    2, 2022 Page 2
FirstName LastName
3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

                why your board elected to retain direct oversight responsibility for cybersecurity rather than assign oversight to a board committee;
                the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks;
                whether you have a Chief Compliance Officer and to whom this position reports; and
                how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Dunham at (202) 551-3783 or Barbara Jacobs at
(202) 551-
3735 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Disclosure
Review Program